PRESS RELEASE

Aya Gold & Silver Reports Q1-2026 Results with Record Revenue and Cash Flow

Montreal, Quebec, May 14, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Corporation”) today announced its financial and operational results for the first quarter ended March 31, 2026. All amounts are in U.S. dollars unless otherwise noted.
Q1 2026 Highlights

Financial Highlights
•Revenue of $117M, up 247% year-over-year ("YoY") and up 56% quarter-over-quarter ("QoQ"), driven by higher average net realized silver equivalent ("AgEq") prices and more AgEq ounces sold, totaling 1.4M.
•Average net realized silver equivalent price of $82.22/oz, up 158% YoY and 41% QoQ.
•Net income of $49M (basic EPS of $0.34 and diluted EPS of $0.33), up 600% YoY from net income of $7M (basic and diluted EPS of $0.05) in Q1-2025 and from $18M (basic EPS of $0.13 and diluted EPS of 0.12) in Q4-2025.
•Operating cash flow of $70M, up 785% YoY and up 107% QoQ, driven by higher AgEq pricing and lower cash costs.
•Cash and cash equivalents of $172M supporting the development of the Boumadine Project ("Boumadine")1.

Operational Highlights
•Consolidated production of 1.5 Moz AgEq, up 40% YoY, including 1.3 Moz Ag and 0.2 Moz AgEq2 respectively from Zgounder and Boumadine pyrite reclaim operation3. Production at Zgounder was down 8% QoQ, as a result of weather-related disruptions, which reduced milling rates and recovery at Zgounder. Production has since normalized.
•Cash costs4 of $18.40/oz AgEq down 8% QoQ driven by a lower strip ratio, reflecting a focus on ore-rich zones in response to weather conditions and ongoing TSF construction.
•Silver recovery averaged 89.4% during the quarter and is expected to stabilize in Q2.
•Record open-pit and underground and mining rate totaling 4,575 tonnes per day ("tpd").

Development and Exploration
•Drilling program update: Completed approximately 42,827 metres ("m") of drilling at Boumadine and 5,838m at Zgounder in Q1-2026. At Boumadine, drilling confirmed continuity along the Main Trend and identified a new parallel mineralized structure, highlighting expansion potential. At Zgounder, near-mine drilling delivered high-grade silver results and confirmed extensions of mineralization beyond current resource boundaries.
Board Renewal
•Following previously announced Board retirements, Aya proposed the appointment of current director Ms. Ghislane Guedira as Chair of the Board, a seasoned mining executive based in Morocco, and nominated Ms. Krystal Ramsden, BASc, and Mr. Yves Bonin, FCPA, FCA, as independent directors subject to their election at the upcoming annual general meeting of shareholders.

“Our exceptional financial performance in Q1 reflects both the strength of disciplined execution and market conditions. We delivered record margins, supported by higher precious metal prices and lower cash costs,” said Benoit La Salle, President & CEO. “Despite challenging weather conditions we delivered strong production, record mining rates and cash flow, highlighting the strength and resilience of our operations.
“Importantly, this performance translated into expanded margins and significant cash flow generation, strengthening our balance sheet and supporting the advancement of our district-scale project Boumadine, where feasibility work is progressing well alongside an updated PEA expected midyear.
“We were also pleased to complete our recent Nasdaq listing, a significant milestone that enhances our visibility and access to global capital markets as we advance into our next phase of growth. We remain confident in our outlook, reiterate our full-year guidance with momentum into Q2 and a strong H2 2026."
Financial Review
Revenue totaled $117M in Q1-2026, up 247% YoY, driven by higher average net realized price of $82.22/oz AgEq (up 158%), and increased consolidated ounces sold, of 1.4 Moz AgEq (up 34%). Revenue increased 56% QoQ, driven primarily by higher realized prices and more ounces sold.
Net income of $49M (basic EPS of $0.34 and diluted EPS of $0.33) increased from $7M (basic and diluted EPS of $0.05) in the prior year, which included an FX gain of approximately $10M. The increase was driven by stronger operating income, partly offset by a higher effective tax rate. Net income increased 165% QoQ from $18M in Q4-2025 (basic EPS of $0.13 and diluted EPS of $0.12).
Aya generated $70M in cash flow from operating activities in the first quarter including $64M before changes in working capital. Exploration expenditures of $14M were focused on infill drilling program to support the Boumadine feasibility study, and $4M was invested in capital projects at Zgounder.
The quarter ended in a strong financial position, including $172M in cash and cash equivalents and total debt of $98M down from $112M as at December 31, 2025, following the first principal repayment of the Corporation's European Bank for Reconstruction and Development ("EBRD") Zgounder loan.

Financial Highlights (in thousands of US$, except per share amounts)

	Q1-2026	Q4-2025	QoQ %	Q1-2025	YoY %
Financial
Revenues (B)	117,274	75,320	56%	33,831	247%
Cost of Sales	33,515	32,706	2%	23,584	42%
Gross Profit	83,759	42,614	97%	10,247	717%
Operating Income	77,585	36,354	113%	3,328	2,231%
Income before Income Taxes	76,290	32,799	133%	10,664	615%
Net Income	48,533	18,287	165%	6,930	600%
Operating Cash Flow	70,175	33,854	107%	7,926	785%
Cash and cash equivalents	171,670	136,322	26%	18,319	837%
Total Assets	658,387	631,733	4%	418,953	57%
Total Non-Current Financial Liabilities	71,138	84,615	(16)%	84,600	(16)%
Working Capital[5]	141,379	112,400	26%	1,752	7,970%
EPS
Income Per Share (EPS) - Basic	0.34	0.13	162%	0.05	580%
Income Per Share (EPS) - Diluted	0.33	0.12	175%	0.05	560%
Operational Review
Consolidated silver equivalent production reached 1.5 Moz AgEq, up 40% YoY, and included 1.3 Moz of silver from Zgounder and 0.2 Moz AgEq from the Boumadine stockpile reclaim operation launched in Q4-2025. Consolidated production was down 3% QoQ, with cash costs averaging $18.40/oz AgEq sold.
Zgounder Silver Mine
Zgounder produced 1.3 Moz of silver in Q1-2026, an increase of 18% YoY reflecting the expansion of mining and milling operations. Silver production decreased 8% QoQ due to weather-related disruptions that slowed crushing operations, and reduced throughput. Production has since normalized.
Cash costs averaged $18.64/oz AgEq sold, down 9% QoQ driven by a lower strip ratio as discussed further.
The mill processed 0.3 million tonnes ("Mt") of ore (3,633 tpd) in Q1-2025, up 31% YoY, at an average grade of 140 g/t Ag. While mill availability remained strong at 99%, severe winter conditions, including heavy precipitation, impacted crushing operations for much of the period. Despite intermittent milling disruptions, metallurgical performance remained within expectations, with silver recovery of 89.4% for the quarter. To mitigate the lower crushing rate, a temporary crushing contractor was mobilized, resulting in observable improvement in the second quarter to date.
Mining operations achieved a record quarter in Q1-2026, with an average mining rate of 4,575 tpd at 135 g/t Ag, reflecting strong performance across both underground and open-pit operations. Open-pit mining reached 2,967 tpd at a strip ratio of 9, while underground contributed 1,608 tpd. During the quarter, a portion of open-pit waste was redirected to support construction of the tailings storage facility (TSF). Given longer haul distances and heavy rain and snow, mining was optimized by focusing on ore-rich zones, leading to a low strip ratio of 9. The construction of the second phase of the TSF is expected to be completed in Q3-2026, supporting a return to normal open-pit operations and a gradual increase in strip ratios toward the annual mine plan ratio of 16.

The stockpile increased by 44% QoQ to 280,824 t, in line with the Corporation's objective of building a three-months inventory.
Boumadine
In late 2025, Aya commenced the reclaiming and sale of its historical pyrite stockpile at the Boumadine site. During Q1-2026, the operation produced 227,802 oz AgEq (Ag:Au ratio of 57:1), up 32% QoQ. Material reclaimed and crushed totaled 21,814 t at average grades of 181 g/t Ag and 2.50 g/t Au.
While tonnage increased 62% QoQ, the operation is still in ramp-up phase and has not yet reached its estimated steady-state capacity of 10,000 t per month. Additionally, during the quarter, heavy rainfall and flooding in northern Morocco temporarily disrupted logistics, including port access and shipping activities. Pyrite transport is expected to accelerate in Q2-2026, with steady-state operations anticipated in H2-2026.
The reclamation and sale of the historical pyrite stockpile at Boumadine is expected to last 20 to 24 months. The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production.
Operational Highlights

	Q1-2026	Q4-2025	QoQ %	Q1-2025	YoY %
Operational Zgounder
Ore Mined (tonnes)	411,766	385,216	7%	194,661	112%
Average Grade Mined (g/t Ag)	135	130	4%	151	(11)%
Ore Processed (tonnes)	326,949	349,242	(6)%	249,743	31%
Average Grade Processed (g/t Ag)	140	134	4%	163	(14)%
Combined Mill Recovery (%)	89.4%	91.2%	(1.8)%	82.4%	6.9%
Milling Operations (tpd)	3,633	3,796	(4)%	2,775	31%
Silver Equivalent Produced (oz)	1,265,012	1,371,300	(8)%	1,068,652	18%
Silver Equivalent Sold (oz)	1,375,930	1,234,551	11%	1,061,565	30%
Cash Costs per Silver Equivalent Ounce Sold[4]	18.64	20.50	(9)%	18.93	(2)%
Production Cost per Tonne[1]	80	84	(5)%	121	(34)%
Boumadine Reclaim Operations
Ore Processed (tonnes)	21,814	13,498	62%	-	NM
Average Grade Processed (g/t Ag)	181	192	(5)%	-	NM
Average Grade Processed (g/t Au)	2.50	2.87	(13)%	-	NM
Silver Produced (oz)	127,406	83,480	53%	-	NM
Gold Produced (oz)	1,757	1,245	41%	-	NM
Silver Equivalent Produced (oz)	227,802	172,129	32%	-	NM
Silver Equivalent Sold (oz)	50,431	55,471	(9)%	-	NM
Cash Costs per Silver Equivalent Ounce Sold[2,4]	11.86	6.59	80%	-	NM
Consolidated Zgounder and Boumadine
Silver Equivalent Produced Consolidated (oz)	1,492,814	1,543,429	(3)%	1,068,652	40%
Silver Equivalent Sold Consolidated (oz) (A)	1,426,361	1,290,023	11%	1,061,565	34%
Average Net Realized Silver Equivalent ($/oz) (B/A)	82.22	58.39	41%	31.87	158%
Cash Costs per Silver Equivalent Ounce Sold[2,4]	18.40	19.91	(8)%	18.93	(3)%
* Revenues / Silver Equivalent Sold Consolidated (oz)

2026 Development and Exploration
Zgounder
•In Q1-2026, 5,838m of near-mine drilling was completed at Zgounder, with results confirming continuity of high-grade silver mineralization beyond current resource boundaries and highlighting potential for further resource expansion across multiple zones. Regional drilling and target testing are expected to commence in Q2-2026 following ongoing geological mapping and target generation activities. The 2026 exploration program includes 30,000m of drilling focused on extending near-mine high-grade mineralization, supporting future resource updates and testing regional satellite targets to identify additional growth opportunities.
Boumadine
•42,827m of drilling was completed in Q1-2026, confirming continuity along the 5.4 km Main Trend. A new, parallel mineralized structure, was discovered highlighting the potential to expand the mineralized system. The 2026 program targets 200,000m of drilling, including 180,000m focused on converting inferred resources into measured and indicated categories and 20,000m dedicated to regional exploration.
Board Renewal
Aya recognizes the final year of service of two long-standing directors whose leadership has been instrumental to the Corporation’s transformation: Mr. Robert Taub, Chair since 2020, and Dr. Jürgen Hambrecht, director since 2019 and Lead Independent Director. Aya thanks them for their dedicated service.
To support continued governance and operational oversight, the Corporation is pleased to announce its intention to appoint Ms. Ghislane Guedira as Chair of the Board, subject to her election at the upcoming annual general meeting of shareholders. Ms. Guedira is a seasoned mining executive with extensive experience in Morocco. She is currently the CEO of A.P. Moller Capital Morocco and has previously served as CFO of OCP Group, a leading global phosphate producer based in Morocco. She brings audit, financial, operational, and governance expertise.
Aya has also nominated Ms. Krystal Ramsden, BASc, and Mr. Yves Bonin, FCPA, FCA, for election to the Board of Directors. Ms. Ramsden is a mining engineer and investment professional with 20 years of experience in the metals, mining, and energy sectors. She has extensive experience in deal sourcing and structuring across public and private equity investments, and in evaluating opportunities across commodities and jurisdictions through a technical, financial, and geopolitical risk lens. Mr. Yves Bonin is a seasoned audit and finance executive with more than 30 years of experience in assurance, financial reporting, and corporate advisory roles. He brings extensive expertise in financial reporting, including International Financial Reporting Standards (IFRS), audit, merger and acquisitions, and corporate governance, including as a former PwC Partner. Mr. Bonin has been a Chartered Professional Accountant (CPA) since 1988, and a Fellow of the Ordre des CPA du Québec (FCPA) since 2019.

2026 Operation Outlook
2026 guidance remains unchanged from the outlook disclosed in the Corporation’s March 31, 2026 news release.
With the ramp-up of the Zgounder silver mine complete, Aya's focus has shifted toward operational optimization. Aya is targeting sustained plant throughput of 3,650 tpd and evaluating the potential to increase throughput up to 3,850 tpd. Optimization initiatives currently under evaluation includes the addition of a crushing unit within the existing circuit to support higher throughput rates. In addition, construction of the second phase of the TSF is progressing well and is expected to be completed in Q3-2026.
Following the positive Preliminary Economic Assessment (“PEA”) for the Boumadine project, Aya remains focused on advancing feasibility work on an accelerated timeline. Since the beginning of the year, Aya has selected and engaged independent consulting firms across multiple workstreams, and initiated feasibility-level work related to metallurgical testing, energy, water supply, logistics scenarios and TSF location assessment. An updated PEA, including updated mineral resources, is planned for the second half of the year. The PEA and exploration work completed to date continue to highlight Boumadine’s potential scale and significant resource expansion upside.
Supported by a strong balance sheet and a supportive price environment, Aya is well positioned to invest in its future through strong cash flow generation, disciplined capital allocation and continued exploration investment, with a continued focus on delivering long-term value for all stakeholders.

Q1-2026 Conference Call Details
Aya will release first quarter 2026 results on Thursday, May 14, 2026, before market opens. Management will host a conference call on the same day at 10 a.m. ET to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows: https://edge.media-server.com/mmc/p/x8mnaba5
Webcast link: Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form
https://register-conf.media-server.com/register/BIf70fdb46f4c14e288d0ae74e84006b00
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
Qualified Person
The technical information contained in this press release has been reviewed and approved by David Lalonde, B. Sc, Vice-President, Exploration, and by Raphael Beaudoin, P. Eng, Vice-President, Operations,

both of whom are each a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for accuracy and compliance with NI 43-101.
The NI 43-101 technical reports referenced herein are available under the Corporation’s profile on SEDAR+, on EDGAR, and on the Corporation’s website.

About Aya Gold & Silver Inc.
Aya Gold & Silver is a precious metals mining company anchored in Morocco and active across the full mining value chain. The Corporation has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway. The project hosts a substantial mineral resource, an extensive mineralized footprint, and significant potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.

Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, "goal", “guidance”, “intend”, “objective”, “plan”, "potential", “strategy”, "target", and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Corporation's assets development and expansion potential; the Corporation's 2026 guidance, processing targets, throughput and mining rate; the Preliminary Economic Assessment for the Boumadine project (PEA); the 2026 Corporation's operation outlook, targets and objectives, including, for Zgounder: expectation that silver recovery will stabilize in Q2, the timing for construction of the second phase of the TSF, return to normal open-pit operations, gradual increase in strip ratios, and building three-months of inventory, and for Boumadine: estimated steady-state capacity of 10,000 t per month, acceleration of pyrite transport, anticipation with respect to steady-state operations, and duration of the reclamation and sale of the historical pyrite stock pile initiative; the 2026 development and exploration program, targets and objectives at Zgounder and Boumadine; operational optimization; addition of new equipment; timeline for completion of the Boumadine feasibility study; the potential for scale and resource expansion of the Corporation's mining assets; the Corporation's positioning to deliver long-term value through disciplined capital allocation and continued exploration investment; the Corporation's strategy, objectives and projections with regards to its mining assets; the commodities price environment, including silver price; allocation of the Corporation's capital; and the Corporation’s future operating results, economic performance, and objectives.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Corporation’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Corporation’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Corporation’s business, any of which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and growth prospects. Some of the risks the Corporation faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya’s ability to execute plans relating to its Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Corporation’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; climate risks; the effectiveness of our internal control over financial reporting; risks related to competition in the mining industry; changes in technology; asset impairment (or reversal) potential, being consistent with the Corporation’s current expectations; the inherent risks involved in exploration and development of mineral properties; and other risks described in the Corporation’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Corporation’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Corporation’s business and operations.

Although the Corporation believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Corporation’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Corporation qualifies all of its forward-looking statements by these cautionary statements.
Non-GAAP Measures
The Corporation has included certain non-GAAP financial measures and non-GAAP ratios in this press release, including “Cash costs per silver equivalent ounce sold" (“AgEq ounce”), and “Production cost per tonne”, to supplement its unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout Aya's materials.
The Corporation believes that these measures, together with IFRS measures, provide investors with enhanced transparency and a better ability to evaluate the Corporation’s underlying operating performance and liquidity. Cash cost per silver equivalent ounce sold and Production cost per tonne are widely used in the mining industry as performance benchmarks. However, Aya's non-GAAP measures do not have standardized meanings prescribed under IFRS and may not be comparable to similar measures reported by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Silver Equivalent Ounces Sold (“AgEq”)
Silver equivalent ounces are calculated by converting gold production into silver ounces using relative metal prices for the applicable reporting period. AgEq ounces allow the Corporation to present consolidated production and cost metrics on a comparable basis, as its operations may produce more than one metal.
AgEq ounces are provided for additional information purposes only.
Cash Costs per AgEq Ounce Sold and Production Cost per Tonne

Cash costs per AgEq ounce sold and production cost per tonne are non-GAAP measures used by management to monitor and evaluate operating performance at both the mine and consolidated levels, in conjunction with the most directly comparable IFRS measures where applicable.
These metrics are widely reported in the mining industry as benchmarks for cost performance. Management and investors use them to assess the Corporation’s cost structure and operating efficiency, to compare operating performance with industry peers, and to evaluate the performance of individual mining operations within the Corporation’s portfolio.
Where applicable, cost metrics are calculated in a manner consistent with the guidelines published by the World Gold Council (“WGC”).
Cash Costs per AgEq Ounce Sold
Cash costs per AgEq ounce sold are calculated by:
•Starting with cost of sales as reported in the consolidated statements of comprehensive income (IFRS measure):
•Excluding non-cash items of share-based compensation expense, depreciation and depletion included in cost of sales as these items do not reflect current period cash expenditures;
•Adding treatment, smelting and refining costs as management believes these costs provide a more comprehensive representation of total cash costs associated with production; and
•Dividing the resulting amount by the total AgEq ounces sold during the period.
Cash costs per AgEq ounce sold are intended to reflect the cash expenditures directly associated with production during the period and are used by management to evaluate the Corporation’s operating efficiency and cost performance.

	Three-month periods ended
	March 31,
Zgounder Silver Mine – Morocco	2026	2025
Cost of sales ("COS")[6]	32,917	23,584
Share-based compensation	(643)	(305)
Depreciation and depletion	(6,889)	(3,638)
Treatment, smelting and refining costs[7]	268	453
Operating cash costs (A)	25,653	20,094
Total silver sales (oz) (B)	1,375,930	1,061,565
Cash cost per silver ounce sold (A/B)	18.64	18.93

	Three-month periods ended
	March 31,
Boumadine Pyrite Stockpile Project – Morocco	2026	2025
Cost of sales[6]	598	-
Operating cash costs (D)	598	-
Total silver equivalent sales (oz of AgEq) (E)	50,431	-
Cash cost per AgEq ounce sold (D/E)	11.86	-

	Twelve-month periods ended
	March 31,
Combined projects – Morocco	2026	2025
Cost of sales[6]	33,515	23,584
Share-based compensation	(643)	(305)
Depreciation and depletion	(6,889)	(3,638)
Treatment, smelting and refining costs[7]	268	453
Operating cash costs (F)	26,251	20,094
Total silver equivalent sales (oz of AgEq) (G)	1,426,361	1,061,565
Cash cost per AgEq ounce sold (F/G)	18.40	18.93

Production Cost per Tonne
Production cost per tonne is calculated by:
•Starting with cost of sales (IFRS measure), less cost of sales of Boumadine since no ore mined; and
•Dividing total production costs by the total tonnes mined during the period.
Production cost per tonne is used by management to assess processing efficiency, cost control relative to throughput levels, and overall operational performance.

	Three-month periods ended
	March 31,
	2026	2025
Cost of sales ("COS")[6]	33,515	23,584
Less: COS Boumadine	598	-
COS Zgounder	32,917	23,584
Ore mined (tonnes)	411,766	194,661
Production Cost per Tonne	80	121

1.The overall Boumadine polymetallic project remains at the exploration and evaluation stage and is not in commercial production. For additional details on Aya's PEA, refer to the Corporation’s press releases dated November 4, 2025 and December 18, 2025.
2.Silver-to-gold ratio of 57:1. Cash costs per AgEq ounce sold at Boumadine were negatively impacted by changes in the gold-to-silver ratio during the quarter. As commodity prices increased, the gold-to-silver ratio compressed, reducing reported AgEq ounces and increasing unit costs on an AgEq basis. The Corporation’s AgEq ounces for 2026 guidance at Boumadine are calculated using an 80:1 Au:Ag ratio and assumed commodity prices of $50.00/oz silver and $4,000/oz gold, compared to an average realized ratio of approximately 57:1 during Q1-2026. Had the 80:1 ratio been applied during Q1-2026, reported AgEq production would have been approximately 40,167 ounces higher. This had no impact on Zgounder cash costs per AgEq ounce sold, as Zgounder production is entirely comprised of silver.
3.Announced on November 19, 2025, the Boumadine pyrite reclaim operation is expected to be a limited duration of 20 to 24 months.
4.Cash cost per AgEq ounce sold and production cost per tonne are non-IFRS financial measures and do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers. Refer to the "Non-GAAP Measures" section in this press release for reconciliations and detailed descriptions of these measures.
5.Non-GAAP Measures, consisting of current assets of $256,947 less current liabilities of $115,568 (December 31, 2025, current assets of $232,450 less current liabilities of $120,050 and March 31, 2025, current assets of $73,268 less current liabilities of $71,516).
6.As per note 12 of the FS for the total cost of sales.
7.As per note 11 of the FS for treatment, smelting and refining costs reported as net of sales.